SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 5 January 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Total Voting Rights dated 28 December 2006
99.2	Director/PDMR Shareholding dated 3 January 2007

99.1

                       InterContinental Hotels Group PLC
                      Transparency Directive Announcement

Date of Notification
28 December 2006

InterContinental Hotels Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this Announcement, InterContinental Hotels Group PLC's issued capital consists of 356,116,049 ordinary shares with voting rights.  The company does not hold any shares in Treasury.

The above figure, 356,116,049, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

99.2

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
03 January 2007

Following the release of shares to participants (not Directors) under the
Executive Share Option Plan on 28 December 2006, InterContinental Hotels Group
PLC confirms that it has received notification on 3 January 2007 that the new total holding of the InterContinental Hotels Group PLC Employee Share Ownership
Trust (Jersey) is as detailed below:

Number of shares/amount of stock disposed   -             18,908
Total holding in the Trust following this
  notification                              -          1,666,949 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	5 January 2007